Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-208697, 333-204567, 333-211834, 333-215783, 333-218160, and 333-225263) and Form F-3 (No. 333-211765) of Galapagos NV (the “Company”) of our reports dated March 29, 2019 (which reports (1) express an unqualified opinion on the consolidated financial statements of the Company and its subsidiaries and includes an explanatory paragraph relating to the Company’s adoption of IFRS 15, Revenue from Contracts with Customers, and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting of the Company), appearing in this annual report on Form 20-F of the Company for the year ended December 31, 2018.

Zaventem, March 29, 2019

/s/ Gert Vanhees
DELOITTE Bedrijfsrevisoren/Reviseurs d’Entreprises
BV o.v.v.e. CVBA/SC s.f.d. SCRL
Represented by Gert Vanhees